UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  July 31, 2003

COMMISSION FILE NUMBER:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

July 31, 2003	By: /s/ Terence Robinson

Date	Chief Executive Officer

BONTAN CORPORATION INC.

NEWS RELEASE:

TORONTO, ON - TORONTO, ON -- July 31, 2003, Bontan Corporation Inc. (OTCBB: BNTNF) announces that it has extended its private placement closing date up to September 15, 2003.

The Company previously announced that it reached an agreement with certain arms-length accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant, where each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit.

The proceeds will be used for working capital and for the acquisition and financing of an indirect participation interest in an oil exploration project presently being negotiated by the Company.

For further information, please contact Kam Shah, CFO at 416-860-0174.

No regulatory authority has approved nor disapproved the content of this release.

The matters described herein may contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks, uncertainties or other factors beyond the control of Bontan Corporation Inc. (the "Company"), which could cause the actual results to differ materially from historical results, performance or other expectations and from any opinions or statements expressed or implied with respect to future periods. These factors include, but are not limited to, the Company's ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in the Company's annual report on Form 20-F, and periodic reports filed with the U.S. Securities and Exchange Commission. We undertake no obligation to release any revisions to any forward-looking statements.